                                                                EXHIBIT 99.6

                               TIME WARNER INC.
                                                              September 6, 1996

Dear Stockholder:

  You are cordially invited to attend a Special Meeting of Stockholders (the "Time Warner Meeting") of Time Warner Inc. ("Time Warner") to be held on October 10, 1996, at 9:00 a.m., local time, at the Time & Life Building, 1271 Avenue of the Americas, New York, New York 10020.

  At the Time Warner Meeting, you will be asked to approve and adopt an Amended and Restated Agreement and Plan of Merger dated as of September 22, 1995, as amended as of August 8, 1996 (the "Merger Agreement"), that provides for the combination of Time Warner and Turner Broadcasting System, Inc. ("TBS").

  Upon completion of the transactions contemplated by the Merger Agreement (the "Transaction"):

  . Time Warner and TBS will each become a wholly owned subsidiary of a new holding company to be renamed "Time Warner Inc." ("New Time Warner");

  . each outstanding share of Time Warner Common Stock will be converted into one share of New Time Warner Common Stock;

  . each outstanding share of each series of Time Warner Preferred Stock will be converted into one share of a substantially identical series of New Time Warner Preferred Stock; and

  . each outstanding share of TBS Class A Common Stock and TBS Class B Common
    Stock will be converted into the right to receive 0.75 of a share of New Time Warner Common Stock and each outstanding share of TBS Class C Convertible Preferred Stock will be converted into the right to receive
    4.80 shares of New Time Warner Common Stock.

  Detailed descriptions of the Merger Agreement and the Transaction are set forth in the accompanying Joint Proxy Statement/Prospectus, which you should read carefully.

  Your Board of Directors has determined that the Transaction is in the best interests of the stockholders of Time Warner. Accordingly, the Board has approved the Merger Agreement and recommends that all Time Warner stockholders vote for the approval and adoption of the Merger Agreement. I believe that the Transaction will generate significant opportunities for growth. Our new enterprise will have unsurpassed capacity to create and deliver the highest quality news, information and entertainment to every corner of the globe.

  Your vote is important. Approval of the Transaction requires the affirmative vote of the holders of a majority in voting power of all outstanding shares of Time Warner Common Stock and Time Warner voting Preferred Stock, voting together as a single class. FAILURE TO VOTE OR TO RETURN YOUR PROXY CARD WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE TRANSACTION. THEREFORE, WHETHER OR NOT YOU PLAN TO ATTEND THE TIME WARNER MEETING IN PERSON AND REGARDLESS OF THE NUMBER OF SHARES YOU OWN, I URGE YOU TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD OR VOTING INSTRUCTION CARD AND RETURN IT IN THE ENCLOSED PREPAID ENVELOPE AS SOON AS POSSIBLE. As a holder of record, you may, of course, attend the Time Warner Meeting and vote in person, even if you have previously returned your proxy card.


                                          Sincerely yours,

                                          Gerald M. Levin
                                          Chairman of the Board and Chief
                                           Executive Officer

                            YOUR VOTE IS IMPORTANT.
              PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY.